February 22, 2008


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Jorge Bonilla and Yolanda Crittendon

Re: Amen Properties, Inc., File No. 000-22847


Dear Mr. Bonilla and Ms. Crittendon,

Thank you for your letter dated February 11, 2008. As Ms. Crittendon and I discussed on the telephone, due to our limited resources and the work required to complete our 2007 financial statements and 10-KSB filing, we are requesting additional time to respond to your questions. We will work to respond to your questions no later than April 30, 2008.


                                                              Sincerely,

                                                              /s/ Kris Oliver

                                                              Kris Oliver
                                                              CFO and Secretary